# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZIPRECRUITER, INC., CIK 0001617553
CUSIP: 98980B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 604 ARIZONA AVENUE, SANTA MONICA, California (CA), 90401
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-013552
Filed by CIK 0001859448

## Reporting persons
- SIEGEL IAN H.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,730,510; shared voting power 0; sole dispositive power 13,730,510; shared dispositive power 0; aggregate amount beneficially owned 13,730,510 (15.5% of the class)
  Comment: Each share of Class B common stock is convertible at any time into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes. Ownership of Class A common stock assumes conversion of all such Reporting Person's shares of Class B common stock into shares of Class A common stock. Represents (a) 84,735 shares of Class A common stock held by the Reporting Person; (b) 616,289 shares of Class A common stock held by The Siegel Family Trust; and (c) 13,029,486 shares of Class B common stock held by The Siegel Family Trust. The Reporting Person has sole voting power with respect to the shares held by The Siegel Family Trust. Beneficial ownership percentage is based upon 75,610,534 shares of Class A common stock issued and outstanding as of December 31, 2024, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 13,730,510 shares of Class A common stock would represent 14.0% of the total Class A common stock outstanding.

## Item 1. Issuer
Name of issuer: ZIPRECRUITER, INC.
Address of issuer's principal executive offices: 604 ARIZONA AVENUE, SANTA MONICA, CALIFORNIA, 90401

## Item 2. Person Filing
Name of person filing: Ian H. Siegel
Address of principal business office or, if none, residence: c/o ZipRecruiter, Inc., 604 Arizona Avenue, Santa Monica, California 90401
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,730,510
Percent of class: 15.5%
Sole power to vote or to direct the vote: 13,730,510
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,730,510
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SIEGEL IAN H.: /s/ Ian Siegel, Chief Executive Officer (02/14/2025)